                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              Exhibit 99.20

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Cronos Group Inc.

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

2.                                      Date of Material Change

November 8, 2017

3.                                      News Release

The news release with respect to the material change referred to in this report was disseminated on November 8, 2017 through the facilities of CNW.

4.                                      Summary of Material Change

Cronos Group Inc. (“Cronos” or the “Company”) has closed its previously announced bought deal offering pursuant to the filing of a short form prospectus.

5.                                      Full Description of Material Change

Cronos has closed its previously announced bought deal offering, including the exercise of the over-allotment option. A total of 5,476,190 common shares of the Company (the “Shares”) were sold at a price of $3.15 per Share for aggregate gross proceeds of $17,249,998.50 (the “Offering”).

The Offering was underwritten by a syndicate led by PI Financial Corp. as sole bookrunner and which included Canaccord Genuity Corp.

The Shares were offered by way of a short form prospectus filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. The securities that were sold have not been, nor will they be, registered under the U.S. Securities Act, and were not offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements.

6.                                      Reliance on Section 7.1(2) or (3) of Regulation 51-102 respecting continuous disclosure obligations

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.                                      Omitted Information

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

November 10, 2017.